Jehu Hand, President

Mabcure Inc.

34145 Pacific Coast Highway #379

Dana Point, CA 92629

(949) 489-2400

fax (949) 489-0034

jehu@jehu.com

BEFORE THE SUBCOMMITTEE OF

 THE FINRA UNIFORM PRACTICE CODE COMMITTEE

In Re Mabcure Inc. Corporate Action

Case No. CAS-36427-SOZ5H1

NOTICE OF APPEAL AND MEMORANDUM OF POINTS AND AUTHORITIES; DECLARATION OF JEHU HAND FILED SEPARATELY

NOTICE OF APPEAL

Pursuant to subsection (e) of FINRA Rule 6490, Mabcure Inc., acting through its last acting President,  hereby gives notice of appeal of FINRA’s Department of Market Operations deficiency determination dated November 5, 2015. This Notice of Appeal is accompanied by the following Memorandum of Points and Authorities and the Declaration of Jehu Hand, and such further documents which may be submitted by Mabcure Inc. prior to the hearing date.

Respectfully submitted,

MABCURE INC.

/s/ Jehu Hand

Jehu Hand, President

Dated November 10, 2015

MEMORANDUM OF POINTS AND AUTHORITIES

Introduction.

This appeal illustrates a casebook example of a failure to follow Rule 6490. The denial of Mabcure Inc.’s (“Mabcure”) corporate action was improper and the subcommittee should grant Mabcure’s appeal on five grounds. First, the Department of Market Operations (the “Department”) failed to follow the procedures of Rule 6490 in evaluating the corporate action. Second, the deficiency determination letter is based in part on the Department’s false and misleading statement.  Third, the phrase in Rule 6490(d)(3)(2) “the issuer is not current in its reporting requirements, if applicable, to the SEC or other regulatory authority” should be interpreted, not as requiring an issuer to never having missed a required report in all its reporting history, but only the recent, relevant history. Fourth, the Department’s deficiency determination letter of November 5, 2015 is “arbitrary and capricious” and is therefore invalid. Finally, had the Department followed the procedures of Rule 6490, it would have been required to approve the corporate action under the balancing test implicit in the Rule.

Mabcure was a Nevada corporation which has undertaken a holding company reorganization under Oklahoma law and eventually, through a reincorporation, is now a Nevada corporation named Shika Dam. Mabcure’s common stock has traded on the OTC Pink Market under the symbol MBCI, and became inactive.  Mabcure defaulted in its annual franchise tax filings with the Nevada Secretary of State, and pursuant to Nevada Revised Statutes 78.347, an application was made with the Nevada District Court by a stockholder to appoint Jehu Hand as Custodian of Mabcure. The Nevada District Court approved the appointment of Mr. Hand in case number A-15-716907-B.  Mr. Hand complied with all orders of the Nevada District Court. (Hand Declaration ¶5).

Shika Dam, as the holding company successor to Mabcure, filed a Form 10 with the Securities and Exchange Commission (the “Commission”) on September 30, 2015 containing audited financial statements for the periods required by Regulation S-X. A copy of the Form 10 is included as Exhibit 1 to the Hand Declaration. 1

Mabcure filed a notification of the corporate action on June 18, 2015. The corporate action included comprehensive documentation regarding the holding company reorganization, and in sum requested that the Department approve (a) a 1-for-1000 reverse split and (b) a name change of Mabcure to Shika Dam in OTC Link, both of which actions were incorporated in the reorganization documents.  On June 24, 2015, the Department indicated that it would not process the corporate action because Mabcure was not current in its reports. Specifically, Mabcure’s Annual Report on Form 10-K for the year ended December 31, 2011 was incomplete. This 10-K was the final report required to be filed by Mabcure pursuant to Section 15(d) of the Securities Exchange Act of 1934 (“SEA”). 2 Mabcure requested the intervention  of the Ombudsman and as a result, the Department proceeded to review the corporate action. See letter to Ombudsman and attached email thread with the Department (Exhibit 2 to Hand Declaration).

The Department acted improperly in its initial refusal to process the corporate action. Rule 6490 is clear that when the Department believes that one of the five factors discussed in 6490(d)(3) is applicable, it shall not immediately deny the corporate action, but should undertake an in-depth review. See pages 12 and 13 of Release 34-62434 (Exhibit 3 to Hand Declaration) in which a letter from FINRA is referenced to clarify that in making the in-depth review, the Department is charged with balancing the interests of the issuer to process its corporate action, and the public policy of preventing fraud or manipulative practices:

The letter from FINRA was provided in response to a commenter3, FINRA explained that when the Department reasonably believes that an issuer submitting a request to process documentation related to a Company Related Action has triggered one of the explicitly enumerated factors, the Department would generally conduct an in-depth review of the Company-Related Action and seek additional information or documentation from the issuer.18 FINRA noted that it would have the discretion not to process any such actions that are incomplete or when it determines that not processing such an action is necessary for the protection of investors and the public interest and to maintain fair and orderly markets.19 FINRA stated that the failure of an issuer to remain current it its reporting obligations is one of five factors that FINRA “may” consider in making a deficiency determination.20 FINRA further noted that the proposal does not mandate any particular mechanism of clearance and settlement for an issuer’s securities, including FAST designation by DTC.21 The Commission believes that the proposed factors are reasonably designed to allow FINRA to deny a request to process a Company-Related Action based on the above-noted objective criteria. As FINRA pointed out, if FINRA believes that one of the enumerated factors has been triggered, FINRA staff would conduct an in depth review and follow up with the issuer to seek additional information or documentation. The Commission believes that the proposal furthers FINRA’s goal to assure that documents supporting a request to process a Company Related Action are complete and correct and that its facilities are not misused in furtherance of fraudulent or manipulative acts and practices. At the same time, the proposal recognizes the interests of a Requesting Party in receiving fair consideration from FINRA in connection with a request to process a Company-Related Action and in having a fair process for an appeal in the event a request to process a Company-Related Action is denied. The Commission therefore finds the proposal to be consistent with Section 15A(b)(6) of the Act.22 (emphasis added)

After the Department resumed reviewing the corporate action, Mabcure filed a request with the Commission’s Office of Chief Accountant for a determination that it was current in its filings, or in the alternative, requesting a waiver. The Commission denied the request. A copy of the letter from the Commission is attached as Exhibit 4 to the Hand Declaration.

In the process of the review of the corporate action, the Department was informed that a Form 10 was going to be filed, and was notified on October 5 that the Form 10 had been filed. See email attached as Exhibit 5 to Hand Declaration.

The Department issued its deficiency determination letter on November 5, 2015; the letter is attached as Exhibit 6 to the Hand Declaration.

The Department failed to conduct the in-depth review required by Rule 6490.

After the Department determined that Mabcure fell under one of the five enumerated factors under 6490(d)(3), it was required, in accordance with Release 34-62434,  to conduct an in-depth review, in which process it was required to request additional information and documents from Mabcure. See email to the FINRA reviewer dated August 27, 2015, attached as Exhibit 7 to the Hand Declaration.

There is no evidence that the Department requested any additional information or documentation from Mabcure in connection with its deficiency determination.  The first paragraph of the deficiency determination merely recites the conclusory statement repeating the boilerplate of Rule 6490(d)(3). The factors on which the Department claims it made its determination are limited to the observation that Mabcure did not file a complete Form 10-K for a fiscal year that ended almost four years ago.  This fact, according to the Department, “have raised concerns for FINRA regarding the protection of investors and the transparency of the marketplace as it relates to the proposed corporate action request.”

“Raising concerns” is only the starting point for the undertaking of the in-depth review required by Rule 6490. “Raising concerns” is not an in-depth review. Rule 6490(d)(3)  is clear. “In circumstances where an SEA Rule 10b-17 Action or Other Company-Related Action is deemed deficient, the Department may determine that it is necessary for the protection of investors, the public interest and to maintain fair and orderly markets, that documentation related to such SEA Rule 10b-17 Action or Other Company-Related Action will not be processed.” “May” is the operative word in the rule.

Instead of undertaking any “in-depth review,” the Department merely mentioned the existence of one of the five factors of Rule 6490(d)(3) and, being “concerned,” denied Mabcure’s corporate action. The Department completely neglected to undertake the balancing of factors set forth in Release 34-62434, eg, the requirement for issuers to have their corporate actions processed in a timely manner versus the importance of preventing fraud and market manipulation. In effect, the Department substituted the word “shall” for the word “may.” The Department has no authority to alter the language of Rule 6490 without Commission approval. FINRA submitted Rule 6490 to the Commission and the public for comment with the word “may” in the above sentence, not “shall.” As stated above, when a commentator expressed concerns regarding the automatic application of the five factors, FINRA assured that the Department would conduct an in-depth review and employ the balancing test set forth in Release 34-62434.  The Department cannot rewrite subsection (d)(3) as it has done in this situation.

In Mabcure’s case, the Department has completely abrogated its responsibilities under Rule 6490(d), and the corporate action should be processed.

The Department’s deficiency determination is based on a false and misleading statement.

One of the items of information on which the deficiency determination was purportedly made makes reference to Mabcure’s request for waiver from the Commission:

“On August 26, 2015, the Office of Chief Accountant for the SEC responded in writing to the Issuer, stating that they will not be granting a waiver and further noted that  ‘The Commission believes that the proposed factors are reasonably designed to allow FINRA to deny a request to process a Company-Related Action based on the above-noted objective criteria . . . The Commission believes that the proposal furthers FINRA’s goal to assure that documents supporting a request to process a Company Related Action are complete and correct and that its facilities are not misused in furtherance of fraudulent or manipulative acts and practices.’ ”

The Department falsely stated the contents of the Commission’s letter of August 26, 2015. The quote attributed to the Commission’s letter of August 26, 2015 is not contained in any letter from the Office of the Chief Accountant nor any other letter addressed to Mabcure. The Department’s misstatement is made to appear that the Commission reviewed the issues in this corporate action and endorses the Department’s decision. This is false.

It appears that the language falsely attributed to the Commission’s letter is a cut and paste of the above excerpt from Release 34-62434—with the omission of the “in depth review” requirement.  It appears that the Department knows that the required in depth review never took place, and the Department has not been forthright in its deficiency letter, which it is believed will constitute the Department’s “Exhibit A” at the hearing.

“It is textbook law that the fabrication of false documents is an admission by conduct in that the person fabricating the document gives grounds for believing that his case is weak.” Harris Trust and Savings Bank v. Ali, 100 Ill. App 3d 1 (1981), 425 N.E. 2d 1359,

page 6 on Exhibit 8 to the Hand Declaration.

“The federal case law is well established that dismissal is the appropriate sanction where a party manufactures evidence which purports to corroborate its substantive claims.”); Sun World, Inc. v. Lizarazu Olivarria, 144 F.R.D. 384, 391 (E.D. Cal. 1992)”,

quoted on page 22-23 of Seagate Technology LLC v Western Digital Corporation, Exhibit 9 to the Hand Declaration.

Because the Department failed to properly follow procedures, and has apparently been less than honest about such facts and the “evidence” it relied upon, Mabcure has been adversely affected. Its corporate action noticed almost five months ago has been delayed. Mabcure has been obliged to incur the time and expense of this appeal. The appropriate sanction is to grant Mabcure’s appeal, and if permitted, refund Mabcure’s $4,000 hearing fee.

Rule 6490(d)(3)(2) that the issuer is not current in its reporting requirements properly refers only to recently required filings, not to any filing required of the issuer from the beginning of time.

Regulations should be interpreted in light of their statement of basis and purpose – in this case, the protection of investors and accurate processing of securities transactions. Talk America, Inc. v. Michigan Bell, 131 US 2254 (2011). (US Supreme Court cases are not attached hereto since they are readily available.) The explanation of the basis and purpose of a rule is usually set forth in the beginning of the rule, commonly referred to as the “preamble.”4  Rule 6490(a)(1) functions as the “preamble” to the rule: “In furtherance of FINRA's obligations to foster cooperation and coordination of the clearing, settling and processing of transactions in equity and debt securities of any issuer with a class of publicly traded, non-exchange listed, securities in the OTC market and, in general, to protect investors and the public interest.”

The term “current in its reporting requirements” has varying meanings under the Federal securities laws. The Department has apparently taken the position that “current” means that an issuer has filed all reports required to be filed for as long as the issuer was required to file—no matter how many years ago. There is no basis in Release 34-62434 or the release under which the Rule was proposed (34-61189) to support this interpretation.  If the purpose of Rule 6490 is to protect investors—that is, to prevent fraud and market manipulation and promote transparency in market operations--- the Department’s interpretation makes no sense. 4Under this interpretation, if an issuer had missed filing one report, no matter how many decades previous, it might be precluded from effecting a corporate action until the end of time. Reality is that investors, at most, only review the last two or three years of an issuer’s reports in making their evaluation. No reasonable investor would review Mabcure’s 2011 filings with the Commission in connection with trading the shares of Shika Dam.

For example, an issuer is permitted to terminate its SEA 15(d) reporting obligations pursuant to SEA Rule 12h-3 (to the extent such obligations were not automatically suspended) if it has filed all required reports for three years or the shorter period of time in which it has been required to file.

An issuer is permitted to use Form S-8 to register benefit plan securities if it is then subject to reporting requirements and “has filed all reports and other materials required to be filed by such requirements during the preceding 12 months (or for such shorter period that the registrant was required to file such reports and materials).” Similarly, Form S-3 may be used by an issuer which “has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on this Form” if the reports were timely filed during those 12 months.

The current public information requirement for Rule 144 is met if the issuer “is, and has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of section 13 or 15(d) of the Exchange Act and has: (i) Filed all required reports under section 13 or 15(d) of the Exchange Act, as applicable, during the 12 months preceding such sale (or for such shorter period that the issuer was required to file such reports), other than Form 8-K reports.”

The “current in its reporting requirements” factor in Rule 6490(d)(3)(2)  was more likely reasonably intended for the case in which a periodic report in recent history, relevant to an investor’s evaluation of a company, has not been filed. The requirement for “current public information” of Rule 144(c)(1) seems to be more what  Rule 6490(d)(3)(2) was speaking to. To put it another way, if stockholders can use Rule 144 to resell their restricted stock to the public if only the last 12 months of reports have been filed, there does not seem to be any reason why issuers should be required to have filed all reports since the beginning of time in order to carry out a corporate action.5

In June 2015, Mabcure was no longer required to file reports with the Commission. It no longer had any “reporting requirements” with the Commission. Currently, Shika Dam, the corporate successor, has a Form 10 on file with the Commission containing all required financial statements. The public has access to all necessary information needed for full and fair disclosure.

The Department’s deficiency determination letter of November 5, 2015 is “arbitrary and capricious” and is therefore invalid

 Agency actions are subject to the “hard look” doctrine. "[T]he orderly functioning of the process of review requires that the grounds upon which the administrative agency acted by clearly disclosed and adequately sustained  . . . [A]n administrative order cannot be upheld unless the grounds upon which the agency acted in exercising its powers were those upon which its action can be sustained.” SEC v.  Chenery, 318 US 80, 94, 95 (1943).  " Under Chenery, the reasoning and the facts underlying the decision must be set forth in the agency’s order, not later, such as at the hearing on this Appeal. “The Commission's action cannot be upheld merely because findings might have been made and considerations disclosed which would justify its order as an appropriate safeguard for the interests protected by the Act. There must be such a responsible finding. [cite omitted]. There is no such finding here.” Chenery, at 394.6 Chenery has since been expanded to mean that “a rule [is] not arbitrary and capricious only when it [is] well reasoned and well supported by facts" set forth by the agency at the time it acts. 7

 Even if the Department did conduct the “in-depth review” required by Rule 6490, and undertook the balancing test required by the regulatory gloss of Release 34-62434, the deficiency order did not set forth the information required by the  Chenery “hard look” doctrine. 8 The Department’s determination is therefore “arbitrary and capricious” and invalid.

Had the Department conducted an in-depth review and the balancing test set forth in Release 34-62434, the corporate action would have been approved.

As set forth in the above-referenced excerpt from  Release 34-62434, when the Department determines that one of the five factors set forth in Rule 6490(d)(3) exists, it is obligated to undertake an in-depth review and, in that process, obtain more information and documents from the issuer. Denial of a corporate action for one of these five factors is discretionary, not mandatory, and the Department is required to balance the interests of an issuer with respect to the processing of its corporate action and the interests of the public in having the trading market information align with the issuer’s corporate structure, against the public policy goal of preventing fraud and market manipulation.

Mabcure, pursuant to state corporation law and in compliance with Federal securities law, has effected a corporate reorganization in which, effectively, a 1-for-1000 reverse stock split and a name change has been carried out. Pursuant to state law, the reverse split, name change and reorganization have already taken place on Mabcure’s corporate books.9 Shika Dam, as the successor to Mabcure, has filed a Form 10 with the SEC and is providing full and complete disclosure to the public. A perusal of the Form 10 (Exhibit 1 to the Hand Declaration) will reveal that Mr. Hand has invested in excess of $300,000 of his own cash in the business. See Hand Declaration ¶7 and the Balance Sheet included in the Form 10 (Exhibit 1 to the Hand Declaration).  Shika Dam is not a sham company.

The Department’s interest in preventing fraud and market manipulation is not furthered by denial of the corporate action. Were the issuer to correct the deficiency in the 2011 10-K, it would not be of any benefit to investors or the public. That 2011 10-K deals with a company which is in a completely different business and with different management. The information in that 10-K would have absolutely no bearing on the success or failure of the current business; there would not be a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Basic Inc. v. Levinson, 485 U.S. 224 at 231 (1988)

Regulation S-X only requires two years of audited financial statements for smaller reporting companies, and so, the 2011 financial statements would not be included in the Form 10. In fact, if Shika Dam were to have included the audit of Mabcure for 2011 in the Form 10, the Commission would have required Shika Dam to have that information removed as false and misleading. This is because under reverse merger accounting, the historical accounting information of Mabcure are not permitted to be included in the Form 10.  Reference is made to Accounting Standards Codification 805-40-45. (Exhibit 10 to Hand Declaration). According to ASC 805-40-45, only the equity structure of Mabcure (the number of shares outstanding) as of the date of the reorganization in 2015, and not its historical results of operations, are includible in Shika Dam’s financial statements pursuant to US GAAP.

The fact that Mabcure did not properly file one report with the Commission for 2011 is completely immaterial to the intent of 6490(d)(3)’s prophylactic intent to preventing fraud and market manipulation.10 There is no potential for future harm to investors or the public in Mabcure’s case merely because a 10-K was not correctly filed almost four years ago.

In view of the above discussion, after making the balancing determination required by Release 34-62434, the Department would have no basis to reject the corporate action.

Conclusion

Based on the foregoing, the issuer respectfully requests that the subcommittee grant its appeal and cause the Department to process its corporate action.  The Department also needs to reform its internal procedures in reviewing corporate actions to ensure that it complies with Rule 6490.

MABCURE INC.

By:

/s/ Jehu Hand

Jehu Hand

President

Dated November 10, 2015

Footnotes

1 An Amendment No. 1 to the Form 10 was filed on October 29, 2015 with minor changes requested by the Commission’s Division of Corporation Finance.

2 Mabcure’s Registration Statement on Form S-1 was declared effective in 2011. Under Section 15(d) an issuer which has not filed a Form 10 or 8-A under the SEA is required to file reports until the end of the fiscal year in which a registration statement is declared effective, after which time its reporting obligations are automatically suspended.  After the 2011 10-K was filed, Mabcure ceased to have any reporting obligations.

3 “Specifically, this commenter inquired whether delinquent issuers would automatically have their requests to process a Company-Related Action determined to be deficient” (page 12 of Release 34-62434) (emphasis added)

4 The”arbitrary and capricious” analysis under the following section appears to bear on this issue as well.

5 If FINRA actually intended for Rule 6490 to permit it to refuse to approve a corporate action due to failure to file complete filings with the Commission which are no longer relevant to the issue of investor protection, then this provision of Rule 6490 would appear to be “arbitrary and capricious” and therefore invalid. Rules must have a “rational connection between the facts found and the choices made.” Motor Veh. Mfrs. Ass'n v. State Farm Ins., 463 U.S. 29, 43 (1983).

6  See also Beaumont, S.L. & W. Ry. Co. v. United States, 282 U.S. 74 (1930) at 87.  “The [Interstate Commerce] Commission's failure specifically to report the facts and give the reasons on which it concluded . . .  leaves the parties in doubt as to a matter essential to the case, and imposes unnecessary work upon the courts called upon to consider the validity of the order. Complete statements by the Commission showing the grounds upon which its determinations rest are quite as necessary as are opinions of lower courts setting forth the reasons on which they base their decisions in cases analogous to this.”

7 Martin Shapiro, The Giving Reasons Requirement, 1992 U. CHI. LEGAL F. 179, 185 (1992).

8 Although Rule 6490 only requires the Department to merely mention which of the five factor(s) it relied upon, the Rule does not appear to comport with the Chenery doctrine and is likely invalid in this respect.

9 In all corporate actions, the Department requires that the corporate action, be it a merger, name change, or reverse stock split, the corporate action must be actually effected at the corporate level and evidenced by date-stamped filings with the appropriate Secretary of State, prior to approving the corporate action.

10 See, page 16 and footnote 61 of Release 34-74216, In re the Matter of the Application of Positron Corporation for Review of Action Taken by FINRA.(Exhibit 11 to Hand Declaration)

IN RE MABCURE-APPEAL AND MEMORANDUM PURSUANT TO FINRA RULE 6490